EXHIBIT 99.1

Equinox Gold Announces Commercial Production at the Santa Luz Gold Mine

VANCOUVER, BC, Oct. 4, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that commercial production has been achieved at the Company's Santa Luz Gold Mine in Brazil effective October 1, 2022.

The Santa Luz mill is operating at approximately 90% of design capacity of 7,400 tonnes per day, with recoveries consistently above 70% and ranging up to 85%. Approximately 23,000 ounces of gold have been produced to September 30, 2022, and gold production is expected to continue to increase through the fourth quarter of 2022.

Greg Smith, President & CEO of Equinox Gold, commented: "Santa Luz is our fourth operating mine in Brazil and represents 100,000 ounces of average annual production with mine life extension potential from near-mine surface targets, an underground deposit, and additional opportunities in the 70-km-long mineralized greenstone belt that hosts our Santa Luz and Fazenda mines. We thank the Santa Luz team for their dedication and hard work to achieve this commercial production milestone and celebrate their exemplary safety record, working more than 4.3 million hours since the start of construction with no lost-time injuries."

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

About Equinox Gold

Equinox Gold is a Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including Santa Luz's production capabilities and the ability to extend the mine life at Santa Luz, and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "continue", "achieve", "expected", "on track" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although Equinox Gold believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since Equinox Gold can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on Equinox Gold's current expectations, projections and assumptions about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for Santa Luz and its other operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's project and future cash requirements; and prices for energy inputs, labour, materials, supplies and services remaining as estimated. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this new release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release. Equinox Gold has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; the Company's ability to comply with all environmental, health and safety laws and other regulatory requirements legal restrictions relating to mining including those imposed in connection with COVID-19; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-announces-commercial-production-at-the-santa-luz-gold-mine-301640627.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2022/04/c3961.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 13:00e 04-OCT-22